EX 99.3


OCEAN BANK company logo here


Management Assertion


As of and for the year ended December 31, 2004, Ocean Bank, F.S.B. has complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers. As of and for this same period, Ocean Bank, F.S.B. had in effect a fidelity bond and errors and omissions policy in the amounts of $5,000,000 and $3,000,000 respectively.


/s/:  John M. Murphy
John M. Murphy
President and Chief Executive Officer

/s/:  Peter Lachapelle
Peter Lachapelle
Chief Operating Officer

Date:  March 15, 2005





Corporate Headquarters Two Altieri Way Warwick, Rhode Island 02886-1765 1.800.223.1700



Member of FDIC